UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnergySolutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292756202
(CUSIP Number)

December 31, 2009**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Persons have previously reported holdings of Common Stock of the Issuer on Schedule 13D.

**  Beneficial ownership information contained herein is given as of the date listed above.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Trafelet Capital Management, L.P. - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Trafelet Capital Management, L.P. - 0 shares
6 Shared Voting Power Trafelet Capital Management, L.P. - 2,953,984 shares Refer to Item 4 below.
7 Sole Dispositive Power Trafelet Capital Management, L.P. - 0 shares
8 Shared Dispositive Power Trafelet Capital Management, L.P. - 2,953,984 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Trafelet Capital Management, L.P. - 2,953,984 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* Trafelet Capital Management, L.P. - 3.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet & Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Trafelet & Company, LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Trafelet & Company, LLC - 0 shares
6 Shared Voting Power Trafelet & Company, LLC - 2,953,984 shares Refer to Item 4 below.
7 Sole Dispositive Power Trafelet & Company, LLC - 0 shares
8 Shared Dispositive Power Trafelet & Company, LLC - 2,953,984 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Trafelet & Company, LLC 2,953,984 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* Trafelet & Company, LLC - 3.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Remy Trafelet
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Remy Trafelet - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Remy Trafelet - 0 shares
6 Shared Voting Power Remy Trafelet - 2,953,984 shares Refer to Item 4 below.
7 Sole Dispositive Power Remy Trafelet - 0 shares
8 Shared Dispositive Power Remy Trafelet - 2,953,984 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Remy Trafelet - 2,953,984 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* Remy Trafelet - 3.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
EnergySolutions, Inc.
(b)	Address of Issuer’s Principal Executive Offices
423 West 300 South Suite 200 Salt Lake City, Utah 84101

Item 2.

(a)	Name of Person Filing
Trafelet Capital Management, L.P. Trafelet & Company, LLC Remy Trafelet
(b)	Address of Principal Business Office or, if none, Residence
590 Madison Ave 39th Floor New York, NY 10022
(c)	Citizenship
Trafelet Capital Management, L.P. - Delaware Trafelet & Company, LLC - Delaware Remy Trafelet - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
292756202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Trafelet Capital Management, L.P. – 2,953,984 shares Trafelet & Company, LLC - 2,953,984 shares Remy Trafelet - 2,953,984 shares
(b)	Percent of Class
Trafelet Capital Management, L.P. – 3.3% Trafelet & Company, LLC - 3.3% Remy Trafelet - 3.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
(ii) shared power to vote or to direct the vote
Trafelet Capital Management, L.P. - 2,953,984 shares Trafelet & Company, LLC - 2,953,984 shares Remy Trafelet - 2,953,984 shares
(iii) sole power to dispose or to direct the disposition of
Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
(iv) shared power to dispose or to direct the disposition of
Trafelet Capital Management, L.P. - 2,953,984 shares Trafelet & Company, LLC - 2,953,984 shares Remy Trafelet - 2,953,984 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 11, 2010

TRAFELET CAPITAL MANAGEMENT, L.P.
By: Trafelet & Company, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet
Remy Trafelet, individually